Mail Stop 4561

November 3, 2009

Don Calabria, President
GMV Wireless, Inc.
16133 Ventura Blvd #215
Encino, CA 91436

>   **Re: GMV Wireless, Inc.**
>   **Form 8-K Filed October 8, 2009**
>   **File No. 333-158184**

Dear Mr. Calabria:

        We have completed our review of your Form 8-K and have no further comments
at this time on the specific issues raised.

                        Sincerely,

                        Craig Wilson
                        Senior Assistant Chief Accountant